Room 4561

June 23, 2006

Phey Teck Moh, President
Pacific Internet Limited
89 Science Park Drive, #01-07
The Rutherford, Singapore Science Park
Singapore, 118261

> **Re: Pacific Internet Limited**
> **Registration Statement on Form F-3**
> **File No. 333-134586**
> **Filed on May 31, 2006**

Dear Mr. Moh:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Refer to Item 8.A.4 of Form 20-F for the requirement to provide audited financial statements for the fiscal year ended December 31, 2005. We note that your Form 20-F for December 31, 2005 is required to be filed on June 30, 2006.

2. Revise the portion of your filing that is subject to Rule 421(d) so that it satisfies the requirements of that rule. Following the inside cover page, the text preceding the risk factors must be concise and avoid unnecessary detail. In the context of this resale transaction by a single investor, providing 20 pages of text prior to risk factors does not appear consistent with Rule 421(d). Additionally, the sections

entitled "Forward Looking Statements" and "About this Prospectus" should be moved so that they appear in the body of the prospectus in a location after the Risk Factors. Additionally, the "Certain Definitions and Conventions" section does not appear consistent with the requirements of Rule 421(b). Provide a detailed analysis of why definitions of terms like "we", "us" and "our" is appropriate. It appears the text of the document can be presented without reliance upon legalistic definitions.

3. Ensure that the first page of the revised prospectus summary alerts investors to the takeover bid by MediaRing. Briefly describe these efforts with a cross-reference to the portion of the body of the prospectus that provides the reasonably detailed discussion of the background of the proposed takeover and its current status. Update the disclosure throughout the prospectus to provide current information relating to the proposed takeover by MediaRing.

Selling Shareholder, page 39

4. With respect to the shares to be offered for resale by Vantage Corporation Limited, please disclose the individual or individuals who exercise the voting and dispositive powers. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99 Supp. to Manual. If Mr. Zhang Yun exercises sole voting and dispositive powers over the shares held of record by Vantage, this should be stated.

5. Disclose whether the selling securityholder is an affiliate of a registered broker-dealers. If so, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

6. Please provide a materially complete description of how the selling securityholder acquired the shares covered by this registration statement. In this regard, disclosure on page F-35 indicates that as of December 31, 2005, "completion" of the transaction between Vantage Corporation and Kingsville Capital Limited "had not occurred." Is the referenced transaction now complete? If so, disclose when the transaction completed and in what manner.

Risk Factors, page 20

7. Please expand the bold-faced text that precedes each risk factor to state concisely the risk to investors. For example, what is the risk to investors that results from MediaRing's intent to de-list the shares from NASDAQ NMS?

Form 20-F for the fiscal year ended December 31, 2004

Item 15.   Controls and Procedures

8. You state that since the evaluation performed in connection with the effectiveness of the company's disclosure controls and procedures as of December 31, 2004, "there have been no 'significant changes' in our internal controls or in factors that could significantly affect their internal controls . . . ." Please note that Rule 13a-15(d) requires the disclosure of "any" change in your internal controls. Tell us whether there *were* changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

▪ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪ the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Stephen Peepels, Esq.
        by facsimile at 852.2868.5871